Mail Stop 6010

June 16, 2006

Robert Avery
Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

> **Re:** **Atmel Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-19032**

Dear Mr. Avery:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Avery
Atmel Corporation
June 16, 2006
Page 2

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page 43

1.   We see that you have recorded $44,369 of legal awards and settlements as non-
        operating income during the year ended December 31, 2005. The litigation was
        related to a license agreement with LM Ericsson Telefon, AB covering your
        proprietary AVR microprocessor technology. Since the license agreement
        appears to relate to your operations, please tell us why you should not record the
        settlement within operating income.

Note 1. Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 48

3.   We see that you defer gross margin for sales to distributors that allow for price
        protection and product returns. Please tell us the nature of pricing adjustments
        provided to distributors and whether the pricing adjustments are material for the
        periods presented. Additionally, please clarify whether you anticipate that
        substantial amounts recorded as deferred income on shipments to distributors will
        not ultimately be recognized as revenue. Tell us the amount or range of price
        concessions customarily provided to distributors and why these amounts are not
        reasonably estimable.

Note 4. Fixed Assets, page 57

4.   We see from the table on page 57 that construction in progress decreased from
        $142,086 at December 31, 2006 to $6,810 at December 31, 2005. We note from
        page 71 that you abandoned plans for the Colorado Springs facility during 2005
        and that you recognized an impairment charge of $8,777 during the year ended
        December 31, 2005 to write down the carrying value of the facility to zero.
        Please tell us how you disposed of or otherwise allocated the remainder of the
        construction in progress costs.

Note 17. Restructuring Charges and Loss on Sale, page 71

5.   Refer to your disclosure on page 71 that you sold the Nantes facility for an amount that approximated the net book value of assets sold less liabilities assumed, *plus an additional capital contribution to XbyBus SAS.* Please tell us and disclose in future filings the cash proceeds, if any, received for the sale of the facility. In addition, please clarify whether you have an ownership interest in XbyBus SAS as a result of the capital contribution. If so, tell us why it is appropriate to record the capital contribution as a component of the loss on sale of the facility and how the resulting ownership impacted your accounting for the sale. Otherwise, explain the nature of the cash capital contribution. Please also explain the business reason for making an additional $7.6 million cash contribution to the acquirer of the facility.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief